UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release Dated November 12, 2012	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

	By:	/s/ Edward Hu
	Name:	Edward Hu
	Title:	Chief Financial Officer

Date: November 14, 2012

Exhibit 99.1

WuXi PharmaTech Announces Third-Quarter 2012 Results

SHANGHAI, China, November 12, 2012 /Xinhua-PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading research and development outsourcing company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States, today announced its financial results for the third quarter of 2012.

Highlights

•	Net Revenues Increased 21.0% Year Over Year to $125.8 Million

•	Laboratory Services Net Revenues Grew 25.5% Year Over Year to $98.9 Million

•	China-Based Laboratory Services Net Revenues Increased 32.4% Year Over Year to $77.0 Million

•	U.S.-Based Laboratory Services Net Revenues Increased 6.0% Year Over Year to $21.9 Million

•	Manufacturing Services Net Revenues Grew 7.0% Year Over Year to $26.9 Million

•	Share Repurchases Totaled $19.8 Million in the Third Quarter, Completing the Current $30.0 Million Authorization

•	GAAP Diluted Earnings Per ADS Grew 7.8% Year Over Year to $0.30

•	Non-GAAP Diluted Earnings Per ADS Increased 18.4% Year Over Year to $0.36

•	Company Updates Full-Year 2012 Guidance

Management Comment

“I’m very pleased that WuXi delivered another solid quarter with strong revenue and earnings growth in the third quarter,” said Dr. Ge Li, Chairman and Chief Executive Officer. “Year-over-year revenue growth of 21.0% was driven by increasing demand for WuXi’s broad platform of integrated services. China-based laboratory services achieved 32.4% revenue growth, driven by growth from our integrated drug discovery and development services and rapidly growing new services, including toxicology and biologics development services. We also achieved solid EPS growth of 7.8% GAAP and 18.4% non-GAAP. We met or exceeded all of our third-quarter financial guidance, and we expect to deliver our business and financial goals for the full year.

“To sustain the company’s growth, we are continuing to invest in talent and facilities in both our ongoing businesses and in newer businesses, such as biologics and genomics,” Dr. Li continued. “In laboratory services, our continuing investments, particularly in integrated drug discovery and development capabilities leading to IND filings, are driving excellent revenue growth. We made significant progress in the quarter in building our biologics business, as we signed major deals with MedImmune, TaiMed, and Open Monoclonal Technology. We have also now opened our cGMP drug-substance biologics manufacturing facility in Wuxi city, the first such facility in China. Our small-molecule manufacturing business has a growing pipeline of products in all phases of development. In spite of our investments, we continue to achieve substantial free cash flow, a portion of which we have used to repurchase our ADSs, reflecting our confidence in our future. We have also instituted a company-wide Lean Sigma program to drive efficiency and cost savings.”

Third-Quarter GAAP Results

Third-quarter 2012 net revenues increased 21.0% year over year to $125.8 million. Revenue growth in Laboratory Services of 25.5% was driven by our comprehensive and integrated discovery and development services, including the new biologics business, and increased demand for testing services for both biologics and medical devices in the United States. Revenue growth of 7% year over year in Manufacturing Services was driven by increased demand for clinical-trial materials in our research manufacturing business, which more than offset lower demand for advanced intermediates in our commercial manufacturing business.

Third-quarter 2012 GAAP gross profit increased 13.6% year over year to $46.1 million due to 21.0% revenue growth, offset by lower gross margin. Third-quarter 2012 GAAP gross margin decreased year over year to 36.6% from 39.0%. Gross margin in Laboratory Services decreased year over year to 38.2% from 41.0% mainly due to the effects of increasing labor costs in China, investments in new businesses, and lower pricing, partially offset by improved productivity. Gross margin in Manufacturing Services decreased year over year to 30.7% from 32.6% mainly due to lower revenues from commercial manufacturing.

Third-quarter 2012 GAAP operating income decreased 3.6% year over year to $21.5 million due to increased operating expenses from the hiring of new senior staff and increased share-based compensation expense, partially offset by 13.6% growth in gross profit. Operating margin decreased to 17.0% from 21.4% due to the lower gross margin and the increased operating expenses.

Third-quarter 2012 GAAP net income increased 3.2% year over year to $21.3 million due to a 49.7% increase in other income/(expenses), net, driven by a gain on foreign-exchange forward contracts of $1.4 million, partially offset by the 3.6% decrease in operating income.

Third-quarter 2012 GAAP diluted earnings per ADS increased 7.8% to $0.30 due to the 3.2% increase in net income and a lower ADS count caused by the company’s purchase of 2,846,375 ADSs from General Atlantic in February 2012 and of 2,138,993 ADSs, at an average price of $14.03 per ADS, in the open market during the second and third quarters of 2012 to complete the $30 million authorized share repurchase program announced in March 2012.

Third-quarter 2012 GAAP comprehensive income decreased 27.5% year over year to $20.2 million due to the decrease in currency translation adjustments, partially offset by the 3.2% increase in GAAP net income.

Third-Quarter Non-GAAP Results

Non-GAAP financial results exclude the impact of share-based compensation expenses and the amortization of acquired intangible assets and the associated deferred tax impact.

Third-quarter 2012 non-GAAP gross profit increased 13.9% year over year to $47.6 million mainly due to broad-based revenue growth, offset by lower gross margin. Non-GAAP gross margin decreased year over year to 37.8% from 40.2%. Non-GAAP gross margin in Laboratory Services decreased mainly due to increased labor costs, investment in new businesses, and lower pricing, partially offset by improved productivity. Non-GAAP gross margin in Manufacturing Services decreased mainly due to lower revenues from commercial manufacturing.

Third-quarter 2012 non-GAAP operating income increased 6.9% year over year to $26.6 million, primarily due to the 13.9% increase in non-GAAP gross profit, offset by increased operating expenses from the hiring of new senior staff. Operating margin decreased to 21.2% from 24.0%, mainly due to the lower gross margin.

Third-quarter 2012 non-GAAP net income grew 13.4% year over year to $26.3 million due to the 6.9% increase in non-GAAP operating income and a 49.7% increase in other income/(expenses), net, driven by a gain on foreign-exchange forward contracts of $1.4 million.

Third-quarter 2012 non-GAAP diluted earnings per ADS grew 18.4% year over year to $0.36 due to the 13.4% increase in non-GAAP net income and a lower ADS count caused by the company’s purchase of 2,846,375 ADSs from General Atlantic in February 2012 and of 2,138,993 ADSs, at an average price of $14.03 per ADS, during the second and third quarters of 2012 to complete the $30 million authorized share repurchase program announced in March 2012.

Full-Year 2012 Financial Guidance

The company provides the following full-year 2012 financial guidance:

•	Total net revenues of $495-498 million, or about 22% year-over-year growth, compared to previous guidance of $488-498 million, or 20-22% growth

•

Total net revenues for China-based Laboratory Services of $291-292 million, or about 26% growth year over year, compared to previous guidance of 23-26% growth, on a pro-forma basis reflecting the classification of Process Chemistry in Manufacturing Services for both years

•	Total net revenues for U.S.-based Laboratory Services of $89-90 million, or about 11-12% growth year over year, compared to previous guidance of 12-13% growth

•

Total net revenues of Manufacturing Services of $115-116 million, or about 20-21% growth year over year, compared to previous guidance of 18-21%, on a pro-forma basis reflecting the classification of Process Chemistry in Manufacturing Services for both years

•	Operating margin of about 17.5% on a GAAP basis and about 20.5% on a non-GAAP basis, compared to previous guidance of 17.0-18.0% and 20.0%-21.0%, respectively

•	Capital expenditures of about $70 million, the same as previous guidance

•	GAAP effective tax rate of about 17.5%, the same as previous guidance

Fourth-Quarter 2012 Financial Guidance

The company provides the following fourth-quarter 2012 financial guidance:

•	Total net revenues of $121-124 million, up about 11-14% year over year

•	Laboratory Services net revenues (not including Process Chemistry) of $101-103 million

•	Manufacturing Services net revenues (including Process Chemistry) of $20-21 million

•	Operating margin of about 17.0% GAAP, about 20.0% non-GAAP

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except ordinary share, ADS and par value data)

	September 30, 2012	December 31, 2011
Assets:
Current assets:
Cash and cash equivalents	53,833	71,368
Restricted cash	532	2,458
Short-term investment	132,029	128,054
Accounts receivable, net	94,645	72,736
Inventories	41,294	45,351
Prepaid expenses and other current assets	16,932	15,133

Total current assets	339,265	335,100

Non-current assets:
Goodwill	34,208	34,701
Property, plant and equipment, net	263,256	245,694
L/T investment	11,157	4,335
Intangible assets, net	9,235	10,568
Land use rights	5,354	5,488
Deferred tax assets	4,964	8,499
Other non-current assets	19,220	19,469
Total non-current assets	347,394	328,754

Total assets	686,659	663,854

Liabilities and equity:
Current liabilities:
Short-term and current portion of long-term debt	36,732	28,661
Accounts payable	19,821	22,803
Accrued expenses	23,389	20,913
Deferred revenue	17,033	15,881
Advanced subsidies	7,741	6,417
Other taxes payable	2,581	2,196
Convertible notes	—	35,864
Other current liabilities	12,460	10,018

Total current liabilities	119,757	142,753

Non-current liabilities:
Long-term debt, excluding current portion	5,750	1,646
Advanced subsidies	1,763	3,215
Long-term payable	6,134	3,944
Other non-current liabilities	6,452	6,570

Total non-current liabilities	20,099	15,375

Total liabilities	139,856	158,128

Equity:
Ordinary shares ($0.02 par value, 5,002,550,000 authorized, 570,489,352 and 559,916,954 issued and outstanding as of December 31, 2011, and September 30, 2012, respectively)	11,198	11,410
Additional paid-in capital	328,215	345,832
Retained earnings	164,784	103,159
Accumulated other comprehensive income	42,606	45,325

Total equity	546,803	505,726

Total liabilities and equity	686,659	663,854

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2012	2011	% Change	2012	2011	% Change
Net revenues:
Laboratory Services	98,925	78,802	25.5%	279,119	224,136	24.5%
Manufacturing Services	26,919	25,166	7.0%	95,134	74,500	27.7%

Total net revenues	125,844	103,968	21.0%	374,253	298,636	25.3%

Cost of revenues:
Laboratory Services	(61,097)	(46,457)	31.5%	(174,840)	(133,714)	30.8%
Manufacturing Services	(18,657)	(16,956)	10.0%	(64,938)	(51,042)	27.2%

Total cost of revenues	(79,754)	(63,413)	25.8%	(239,778)	(184,756)	29.8%

Gross profit:
Laboratory Services	37,828	32,345	17.0%	104,279	90,422	15.3%
Manufacturing Services	8,262	8,211	0.6%	30,196	23,458	28.7%

Total gross profit	46,090	40,556	13.6%	134,475	113,880	18.1%

Operating expenses:
Selling and marketing expenses	(3,594)	(2,736)	31.4%	(10,601)	(7,240)	46.4%
General and administrative expenses	(19,302)	(14,058)	37.3%	(52,374)	(39,840)	31.5%
Research and development expenses	(1,744)	(1,518)	14.9%	(5,637)	(3,202)	76.0%
Total operating expenses	(24,640)	(18,312)	34.6%	(68,612)	(50,282)	36.5%

Operating income	21,450	22,244	(3.6%)	65,863	63,598	3.6%

Other income (expenses), net:
Other income (expenses), net	3,103	1,366	127.2%	5,263	3,142	67.5%
Interest income (expenses), net	1,399	1,641	(14.7%)	4,523	3,447	31.2%

Total other income (expenses), net	4,502	3,007	49.7%	9,786	6,589	48.5%

Income before income taxes	25,952	25,251	2.8%	75,649	70,187	7.8%
Income tax expense	(4,669)	(4,628)	0.9%	(12,885)	(12,689)	1.5%

Net income	21,283	20,623	3.2%	62,764	57,498	9.2%

Other Comprehensive income:
Currency translation adjustments	(1,117)	7,176	(115.6%)	(2,719)	15,371	(117.7%)

Comprehensive income	20,166	27,799	(27.5%)	60,045	72,869	(17.6%)

Basic net earnings per ADS	0.30	0.29	4.0%	0.88	0.81	8.3%
Diluted net earnings per ADS	0.30	0.27	7.8%	0.86	0.76	12.4%

Weighted average ADS outstanding — basic	70,507,167	71,073,646	(0.8%)	71,375,430	70,786,042	0.8%
Weighted average ADS outstanding — diluted	72,001,577	75,175,960	(4.2%)	73,168,508	75,352,990	(2.9%)

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO NON-GAAP

(in thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2012	2011	% Change	2012	2011	% Change

GAAP gross profit	46,090	40,556	13.6%	134,475	113,880	18.1%
GAAP gross margin	36.6%	39.0%		35.9%	38.1%
Adjustments:
Share-based compensation	979	862	13.6%	3,068	2,842	8.0%
Amortization of acquired intangible assets	525	355	47.9%	1,575	1,065	47.9%
Non-GAAP gross profit	47,594	41,773	13.9%	139,118	117,787	18.1%
Non-GAAP gross margin	37.8%	40.2%		37.2%	39.4%

GAAP operating income	21,450	22,244	(3.6%)	65,863	63,598	3.6%
GAAP operating margin	17.0%	21.4%		17.6%	21.3%
Adjustments:
Share-based compensation	4,661	2,319	101.0%	10,906	8,366	30.4%
Amortization of acquired intangible assets	525	355	47.9%	1,575	1,065	47.9%

Non-GAAP operating income	26,636	24,918	6.9%	78,344	73,029	7.3%
Non-GAAP operating margin	21.2%	24.0%		20.9%	24.5%

GAAP net income	21,283	20,623	3.2%	62,764	57,498	9.2%
GAAP net margin	16.9%	19.8%		16.8%	19.3%
Adjustments:
Share-based compensation	4,661	2,319	101.0%	10,906	8,366	30.4%
Amortization of acquired intangible assets	525	355	47.9%	1,575	1,065	47.9%
Deferred tax impact related to acquired intangible assets	(195)	(137)	42.3%	(584)	(412)	41.7%

Non-GAAP net income	26,274	23,160	13.4%	74,661	66,517	12.2%
Non-GAAP net margin	20.9%	22.3%		19.9%	22.3%

Income attributable to holders of ADS (Non-GAAP):
Basic	26,274	23,160	13.4%	74,661	66,517	12.2%
Diluted	26,274	23,160	13.4%	74,661	66,517	12.2%

Basic earnings per ADS (Non-GAAP)	0.37	0.33	14.4%	1.05	0.94	11.3%
Diluted earnings per ADS (Non-GAAP)	0.36	0.31	18.4%	1.02	0.88	15.6%

Weighted average ADS outstanding — basic (Non-GAAP)	70,507,167	71,073,646	(0.8%)	71,375,430	70,786,042	0.8%
Weighted average ADS outstanding — diluted (Non-GAAP)	72,001,577	75,175,960	(4.2%)	73,168,508	75,352,990	(2.9%)

WUXI PHARMATECH (CAYMAN) INC.

REVENUE BREAKDOWN

(in thousands of U.S. dollars)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2012	2011	% Change	2012	2011	% Change
Net revenues:
China-based Laboratory Services	77,055	58,178	32.4%	211,801	164,677	28.6%
China-based Manufacturing Services	26,919	25,166	7.0%	95,134	74,500	27.7%

Subtotal	103,974	83,344	24.8%	306,935	239,177	28.3%
U.S.-based Laboratory Services	21,870	20,624	6.0%	67,318	59,459	13.2%

Total net revenues	125,844	103,968	21.0%	374,253	298,636	25.3%

Conference Call

WuXi PharmaTech senior management will host a conference call at 8:00 am (U.S. Eastern) / 5:00 am (U.S. Pacific) / 9:00 pm (Beijing/Shanghai/Hong Kong) on Tuesday, November 13, 2012, to discuss its third-quarter 2012 financial results and future prospects. The conference call may be accessed by calling:

United States:	1-866-519-4004
China (Landline):	800-819-0121
China (Mobile):	400-620-8038
Hong Kong:	800-930-346
United Kingdom:	0-808-234-6646
International:	+65-6723-9381
Conference ID:	46119921

A telephone replay will be available two hours after the call’s completion at:

United States:	1-866-214-5335
China (Landline):	10-800-714-0386
China (Mobile):	10-800-140-0386
Hong Kong:	800-901-596
United Kingdom:	0-800-731-7846
International:	+61-2-8235-5000
Conference ID:	46119921

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxiapptec.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology, and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Use of Non-GAAP and Pro-Forma Financial Measures

We have provided the third-quarter 2011 and 2012 gross profit, gross margin, operating income, operating margin, net income, net margin, and earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses and amortization and deferred tax impact of acquired intangible assets. We believe both management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. We expect to continue to provide net income and earnings per ADS on a non-GAAP basis using a consistent method on a quarterly basis.

You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures to non-GAAP measures for the indicated periods attached hereto.

Statements in this presentation contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995, including, among others, our ability to reach our business and financial goals for the full year 2012, our financial guidance for full-year and fourth-quarter 2012 (including, as applicable, estimated total revenues, Laboratory Services revenues, Manufacturing Services revenues, operating margins, capital expenditures, effective tax rates and other trends), overall ongoing and future investment in talent and facilities, laboratory services ongoing and future investment, the growth of our small-manufacturing business pipeline, our ability to continue achieving substantial free cash flow, building a comprehensive and integrated technology platform, the ability of this platform to enable anyone and any company to discover and develop new products efficiently and cost-effectively, our future delivery of drug candidates, pricing pressure in synthetic chemistry, our productivity and future operating costs, the build-up of clinical development service capabilities, the growth of our biologics drug discovery and development capabilities, our expected biologic services project portfolio, the growth and growth drivers in our manufacturing services, the expected variability of commercial manufacturing revenue, research manufacturing revenues, expected growth across China-based laboratory services, increasing utilization of our integrated drug development services, revenue growth in U.S.-based laboratory services, growth in manufacturing services, expansion of our clinical development platform, lower capital expenditures, and more efficient use of existing facilities.

These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among other factors, the state of the global economy may continue to be uncertain; pharmaceutical companies may not change their business models as expected or in a manner favorable to us; we may fail to capitalize on the opportunities presented; the pressures being felt by our customers and pharmaceutical industry consolidation may adversely impact our business and the trends for outsourced and offshored R&D and manufacturing for longer than expected or more severely than expected; we may not enjoy the anticipated benefits of the Abgent and MedKey acquisitions or other planned investments and capital expenditures (including investments made through our corporate venture fund) on a timely basis or at all; we may need to modify the nature and level of our investments and capital expenditures; we may not maintain our preferred provider status with our clients and may be unable to successfully expand our capabilities to meet client needs; and we may face increased margin pressure as a result of renminbi appreciation and increased labor inflation in China and the company’s investment. In addition, other factors that could cause our actual results to differ from what we currently anticipate include failure to generate sufficient future cash flows or to secure any required future financing on acceptable terms or at all; failure to retain key personnel; our reliance on a limited number of customers to continue to account for a high percentage of our revenues; the risk of payment failure by any of our large customers, which could significantly harm our cash flows and profitability; our dependence upon the continued service of our senior management and key scientific personnel, and our ability to retain our existing customers or expand our customer base. You should read the financial information contained in this release in conjunction with the consolidated financial statements and related notes thereto included in our 2011 Annual Report on Form 20-F filed with the Securities and Exchange Commission and available on the Securities and Exchange Commission’s website at http://www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our 2011 Annual Report on Form 20-F. Our results of operations for third-quarter 2012 are not necessarily indicative of our operating results for any future periods. All projections in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release, except as required by law. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The financial information set forth above is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when our annual financial statements are prepared and audit work is performed for the year end audit, which could result in significant differences from this unaudited financial information.

Incorporation by Reference

WuXi PharmaTech hereby expressly incorporates by reference into its registration statement on Form F-3 (File No. 333-161757) the discussions contained in “Third-Quarter GAAP Results,” the unaudited consolidated balance sheets, the unaudited condensed consolidated statements of operations, and the revenue breakdown by geography, from this press release.

For more information, please contact:

WuXi PharmaTech (Cayman) Inc.

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-201-585-2048

Email: ir@wuxiapptec.com

Aaron Shi (for the media)

WuXi PharmaTech (Cayman) Inc.

Tel: +86-21-5046-4362

Email: pr@wuxiapptec.com

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